

Mail Stop 7010

August 30, 2006

<u>Via U.S. mail and facsimile</u>

Mr. Michael J. Gordon
Chief Executive Officer
Blastgard International, Inc.
12900 Automobile Blvd., Suite D
Clearwater, FL 33762

> **Re: Blastgard International, Inc.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed August 23, 2006**
> **File No. 333-135815**

Dear Mr. Gordon:

      We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Selling Security Holders, page 48</u>

1.   We have reviewed your response to comment nine of our letter dated August 9, 2006. Please identify each selling security holder that is a broker-dealer as an underwriter. Please also update the "Plan of Distribution" section accordingly.

<u>Exhibit 5.1</u>

2.   Please have counsel clarify the following statement in the third paragraph:

> "…as the case may be payment for the common shares that they represent and upon issuance…"

3.   Please have counsel revise its opinion with respect to the shares issuable under the warrants and notes to clarify whether they "will be" duly authorized, legally issued, fully paid and non-assessable, rather than "will be deemed" to be legally issued, fully paid and non-assessable.

*　　*　　*　　*

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, Chris Edwards, Special Counsel, at (202) 551-3742 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc:　　Mr. Steven Morse, Esq.
　　　　Morse & Morse PLLC
　　　　1400 Old Country Road
　　　　Suite 302
　　　　Westbury, NY 11590